SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the date of April 8, 2010

Global Crossing (UK) Telecommunications Limited

(Translation of registrant’s name into English)

1 London Bridge

London SE1 9BG

United Kingdom

+44 (0) 845 000 1000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Explanatory Note

On April 8, 2010 Global Crossing Limited, the parent of the registrant, issued a press release announcing the registrant’s consolidated financial results for the year December 31, 2009. A copy of such press release is attached to this report.

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated April 8, 2010, regarding Global Crossing (UK) Telecommunications Limited’s consolidated financial results for the year ended December 31, 2009.

Exhibit 99.1

Global Crossing Reports GCUK’s Fourth Quarter and Full Year 2009 Results

FOR IMMEDIATE RELEASE: THURSDAY, APRIL 8, 2010

London — Global Crossing Limited (NASDAQ: GLBC), a leading global IP solutions provider, today announced fourth quarter and full year 2009 financial results for its subsidiary, Global Crossing (UK) Telecommunications Limited (GCUK).

Highlights

GCUK generated 78 million pounds of revenue in the fourth quarter and Operating Income Before Depreciation and Amortization (OIBDA) of 16 million pounds. (OIBDA is a non-GAAP measure defined and reconciled below.) The company also reported cash generated from operations of 29 million pounds before interest payments of 15 million pounds.

“Despite a challenging economic environment, we observed healthy demand for our robust suite of IP-based services in GCUK,” said John Legere, Global Crossing’s chief executive officer. “We see an opportunity to grow the business and further diversify our customer base in 2010, supported by an augmented sales force, our continued investment in the products and services demanded by the marketplace, and our recognized ability to provide a differentiated customer experience.”

Fourth Quarter Results

The results discussed below are prepared in accordance with International Financial Reporting Standards and presented in U.S. Generally Accepted Accounting Principles (U.S. GAAP) format. GCUK generated revenue of 78 million pounds, a sequential increase of 3 million pounds, or 4 percent, and a year-over-year decrease of 4 million pounds, or 4 percent. The sequential increase in revenue was primarily due to increased sales in the company’s “invest and grow” business – that part of the business focused on serving enterprise, carrier and government customers excluding wholesale voice – including an increase in non-recurring fees. The year-over-year decline in revenue was primarily due to the completion of the Camelot contract in December 2008, partially offset by growth in other “invest and grow” revenue.

Gross margin was 27 million pounds for the quarter, a 4 million pound decrease sequentially and year over year. Sequentially, gross margin was unfavorably impacted by benefits in the third quarter from a 4 million pound favorable regulatory ruling related to access costs paid in periods prior to 2009 and a 2 million pound non-recurring reduction in property tax charges. The unfavorable sequential impact of these items was partially offset by increased revenue. The year-over-year decline in gross margin was principally due to lower revenue.

Sales, general and administrative expenses (SG&A) were 11 million pounds for the quarter, compared with 10 million pounds in the prior quarter and 14 million pounds in the fourth quarter of 2008. The year-over-year variance was primarily due to a decrease in allocated corporate overhead costs.

GCUK’s OIBDA for the fourth quarter was 16 million pounds, compared with 20 million pounds in the third quarter of 2009 and 16 million pounds in the fourth quarter of 2008. The sequential decrease in OIBDA was primarily due to the non-recurring items benefitting gross margin in the third quarter. Year over year, lower gross margin was offset by a decrease in allocated corporate overhead costs.

GCUK recorded a net loss of 2 million pounds for the fourth quarter, compared with a net loss of 2 million pounds in the third quarter of 2009 and a net loss of 25 million pounds in the fourth quarter of 2008. The year-over-year decrease in net loss was primarily due to an unfavorable foreign exchange impact on net U.S. dollar-denominated debt in the year-ago period.

Full Year Results

GCUK generated revenue of 309 million pounds in 2009, compared with 323 million pounds for 2008. The year-over-year decline in revenue was primarily due to the completion of the Camelot contract, which was partially offset by increases in other “invest and grow” revenue.

Gross margin for 2009 was 106 million pounds, or 34 percent of revenue, compared with the prior year in which gross margin was 119 million pounds, or 37 percent of revenue. The year-over-year decline in gross margin was principally due to lower revenue as described above and higher cost of equipment and professional services costs. These movements were somewhat offset by lower cost of access and third party maintenance costs.

SG&A was 40 million pounds for the year, compared with 43 million pounds in the prior year. The year-over-year variance was primarily due to a decrease in allocated corporate overhead costs.

GCUK’s OIBDA for 2009 was 66 million pounds, compared with 76 million pounds in 2008. The year-over-year decline in OIBDA was principally due to lower gross margin due to the factors described above, partially offset by a decrease in allocated corporate overhead costs.

GCUK recorded net income of 5 million pounds for 2009, compared with a net loss of 30 million pounds in 2008. The year-over-year improvement was primarily due to an unfavorable foreign exchange impact on net U.S. dollar-denominated debt in the prior year.

Cash and Liquidity

As of December 31, 2009, GCUK had cash and cash equivalents of 37 million pounds compared with 26 million pounds at the end of September 30, 2009, and 36 million pounds at the end of December 31, 2008.

GCUK’s cash and cash equivalents increased 11 million pounds in the fourth quarter. Net cash from operating activities during the fourth quarter totaled 14 million pounds, including cash flow from operating working capital of 13 million pounds and interest payments of 15 million pounds. During the quarter, GCUK recorded purchases of property, plant and equipment of 3 million pounds, principal payments on finance leases and other debt of 4 million pounds and proceeds from refinancing a capital lease of 4 million pounds.

GCUK’s cash and cash equivalents increased by 1 million pounds during 2009. Net cash from operating activities during 2009 totaled 18 million pounds, including operating working capital use of 9 million pounds and interest payments of 32 million pounds. During 2009, GCUK recorded purchases of property, plant and equipment of 12 million pounds, principal payments on finance leases and other debt of 12 million pounds and proceeds from refinancing a capital lease of 4 million pounds.

During the year, the company also repurchased 7 million pounds of the Senior Secured Notes, excluding accrued interest. To support this debt repurchase and other working capital needs, GCUK borrowed 15 million dollars (approximately 10 million pounds) from GC Impsat.

International Financial Reporting Standards

GCUK’s results reported here include audited consolidated financial results for the year ended December 31, 2008; unaudited consolidated financial results for the year ended December 31, 2009 and the three months ended December 31, 2009, September 30, 2009 and December 31, 2008; unaudited consolidated balance sheet as of December 31, 2009; and audited consolidated balance sheet as of December 31, 2008, all in accordance with IFRS, as published by the International Accounting Standards Board (IASB). GCUK’s fourth quarter 2009 and 2008 and third quarter of 2009 results, as well as those for the full years 2009 and 2008, were included in Global Crossing’s consolidated results previously reported on February 16, 2010, in accordance with U.S. GAAP and in U.S. dollars.

Non-GAAP Financial Measures

Consistent with the U.S. Securities and Exchange Commission’s (SEC’s) Regulation G, the attached tables include a definition of OIBDA, as well as a reconciliation of such measure to the most directly comparable financial measure calculated in accordance with IFRS and presented in the US GAAP reporting format.

Conference Call

Management has scheduled a conference call for Thursday, April 8, 2010, at 9:00 a.m. EDT/2:00 p.m. BST to discuss GCUK’s financial results. The call may be accessed by dialing +1 212 231 2911 or +44 (0) 20 8196 2883. Callers are advised to dial in 15 minutes prior to the 9:00 a.m. EDT start time. The call will also be Webcast at http://investors.globalcrossing.com/results.cfm.

A replay of the call will be available on Thursday, April 8, 2010, beginning at 11:00 a.m. EDT/4:00 p.m. BST and will be accessible until Thursday, April 15, 2010, at 11:00 a.m. EDT/4:00 p.m. BST. To access the replay, dial +1 402 977 9140 or +1 800 633 8284 and enter reservation number 21463689. UK callers may access the replay by dialing +44 (0) 87 0000 3081 or (0) 80 0692 0831 and entering reservation number 21463689.

ABOUT GLOBAL CROSSING (UK) TELECOMMUNICATIONS LIMITED.

Global Crossing UK Telecommunications Limited provides a full range of managed telecommunications services in a secure environment ideally suited for IP-based business applications. The company provides managed voice, data, Internet and e-commerce solutions to a strong and established commercial customer base, including more than 100 UK government departments, as well as systems integrators, rail sector customers and major corporate clients. In addition, Global Crossing UK provides carrier services to national and international communications service providers.

ABOUT GLOBAL CROSSING

Global Crossing (NASDAQ: GLBC) is a leading global IP and Ethernet solutions provider with the world’s first integrated global IP-based network. The company offers a full range of data, voice and collaboration services with an industry leading customer experience to approximately 40 percent of the Fortune 500, as well as to 700 carriers, mobile operators and ISPs. It delivers converged IP services to more than 700 cities in more than 70 countries around the globe.

Website Access to Company Information

Global Crossing maintains a corporate website at www.globalcrossing.com, and you can find additional information about the company through the Investors pages on that website at http://investors.globalcrossing.com. Global Crossing utilizes its website as a channel of distribution of important information about the company. Global Crossing routinely posts financial and other important information regarding the company and its business, financial condition and operations on the Investors web pages.

Visitors to the Investors web pages can view and print copies of Global Crossing’s SEC filings, including periodic and current reports on Forms 10-K, 10-Q, 8-K, and in respect of GCUK’s Forms 20-F and 6-K, as soon as reasonably practicable after those filings are made with the SEC. Copies of the charters for each of the standing committees of Global Crossing’s Board of Directors, its Corporate Governance Guidelines, Ethics Policy, press releases and analysts presentations are all available through the Investors web pages.

Please note that the information contained on any of Global Crossing’s websites is not incorporated by reference in, or considered to be a part of, any document unless expressly incorporated by reference therein.

# # #

This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties that could cause the actual results to differ materially, including: the impact on the business of current global economic conditions and the tightening in global credit markets; increased competition and pricing pressures resulting from technology advances and regulatory changes; competitive disadvantages relative to competitors with superior resources; the impact on the business of an economic downturn or recession; dependence on a number of key personnel; the concentration of revenue in a limited number of customers, and the rights of such customers to terminate their contracts or to simply cease purchasing services thereunder; the influence of the company’s parent, and possible conflicts of interest of the parent or of certain of GCUK’s directors and officers; our ability to raise capital through financing activities; exposure to contingent liabilities; and other risks referenced from time to time in GCUK’s filings with the Securities and Exchange Commission. Global Crossing undertakes no duty to update information contained in this press release or in other public disclosures at any time.

CONTACT GLOBAL CROSSING:

Press Contact

Michael Schneider

+ 1 973 937 0146

Michael.Schneider@globalcrossing.com

Analysts/Investors Contacts

Mark Gottlieb

+ 1 800 836 0342

glbc@globalcrossing.com

Gino Mathew

United Kingdom

+ 1 973 937 0133

gino.mathew@globalcrossing.com

IR/PR1

5 Financial Tables Follow

Table 1

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Consolidated Statements of Financial Position

Results below are in pounds sterling in thousands

	December 31, 2009	December 31, 2008

	(unaudited)
Non-current assets
Intangible assets, net	£11,417	£11,955
Property, plant and equipment, net	157,526	179,544
Investment in associate	210	178
Retirement benefit asset	468	1,020
Trade and other receivables	33,230	37,006

	202,851	229,703

Current assets
Trade and other receivables	58,125	56,276
Derivative financial instrument	—	2,787
Cash and cash equivalents	37,331	36,100

	95,456	95,163

Total assets	£298,307	£324,866

Current liabilities
Trade and other payables	£(81,085)	£(81,909)
Senior secured notes	(11,819)	(7,382)
Deferred revenue	(37,313)	(38,751)
Provisions	(1,281)	(1,590)
Obligations under finance leases	(7,310)	(10,182)
Other debt obligations	(285)	(740)

	(139,093)	(140,554)

Non-current liabilities
Trade and other payables	(10,830)	(335)
Senior secured notes	(255,496)	(279,546)
Deferred revenue	(90,326)	(100,694)
Retirement benefit obligation	(2,551)	(2,880)
Provisions	(2,211)	(3,786)
Obligations under finance leases	(12,262)	(14,043)
Other debt obligations	(9)	(240)

	(373,685)	(401,524)

Total liabilities	(512,778)	(542,078)

Net liabilities	£(214,471)	£(217,212)

Capital and reserves
Equity share capital (101,000 shares outstanding at £1 each)	£101	£101
Capital reserve	31,271	30,504
Hedging reserve	—	2,694
Accumulated deficit	(245,843)	(250,511)

Total equity	£(214,471)	£(217,212)

Table 2

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Consolidated Statements of Operations

Results below are in pounds sterling in thousands

	Three months ended			Year ended
IFRS in IFRS Reporting Format	December 31, 2009	September 30, 2009	December 31, 2008	December 31, 2009	December 31, 2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	£78,126	£74,841	£81,647	£308,864	£322,832
Cost of sales	(50,457)	(45,257)	(51,435)	(197,160)	(200,487)

Gross profit	27,669	29,584	30,212	111,704	122,345
Distribution costs	(5,417)	(4,775)	(4,723)	(19,352)	(18,361)
Administrative expenses	(16,839)	(15,666)	(22,694)	(68,708)	(75,037)

Operating profit	5,413	9,143	2,795	23,644	28,947
Finance revenue	1,026	1,510	1,212	4,924	4,436
Finance charges	(8,538)	(8,557)	(8,413)	(34,311)	(34,422)
Net foreign exchange gain/(loss) on foreign currency borrowings, net	686	(3,576)	(20,706)	11,009	(28,374)

(Loss)/profit before tax	(1,413)	(1,480)	(25,112)	5,266	(29,413)
Tax charge	(149)	(89)	(142)	(598)	(432)

(Loss)/profit for the period	£(1,562)	£(1,569)	£(25,254)	£4,668	£(29,845)

	Three months ended			Year ended
IFRS in U.S. GAAP Reporting Format	December 31, 2009	September 30, 2009	December 31, 2008	December 31, 2009	December 31, 2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUES	£78,126	£74,841	£81,647	£308,864	£322,832
Cost of revenue (excluding depreciation and amortization shown separately below)
Cost of access	(23,966)	(20,780)	(26,058)	(94,731)	(101,092)
Real estate, network and operations	(11,387)	(10,144)	(11,568)	(49,389)	(49,409)
Third party maintenance	(3,094)	(3,417)	(3,681)	(13,875)	(16,577)
Cost of equipment and other sales	(13,140)	(10,295)	(9,954)	(44,966)	(36,866)

Total cost of revenue	(51,587)	(44,636)	(51,261)	(202,961)	(203,944)

Gross margin	26,539	30,205	30,386	105,903	118,888
Selling, general and administrative	(10,679)	(9,861)	(14,143)	(39,983)	(42,937)
Depreciation and amortization	(10,657)	(10,742)	(11,393)	(43,124)	(44,699)

OPERATING INCOME	5,203	9,602	4,850	22,796	31,252
OTHER INCOME (EXPENSE)
Interest expense, net	(7,512)	(7,047)	(7,201)	(29,387)	(29,986)
Other income (expense), net	896	(4,035)	(22,761)	11,857	(30,679)

(LOSS) INCOME BEFORE PROVISION FOR INCOME TAXES	(1,413)	(1,480)	(25,112)	5,266	(29,413)
Provision for income taxes	(149)	(89)	(142)	(598)	(432)

NET (LOSS) INCOME	£(1,562)	£(1,569)	£(25,254)	£4,668	£(29,845)

Note:	The classification differences between reporting under IFRS and U.S. GAAP reporting format are as follows:

Cost of sales:

Under IFRS reporting format, the company includes cost of access, third party maintenance, customer-specific costs and depreciation on network assets within cost of sales.

Cost of revenue:

Under U.S. GAAP reporting format, the company includes cost of access, real estate, network and operations, third party maintenance and cost of equipment and other sales within cost of revenue.

Foreign currency gains and losses:

Under IFRS reporting format, the company includes foreign currency gains and losses within operating profit, except for those related to the senior secured notes and loans from and to related parties, which are included in net foreign exchange gain/(loss) on foreign currency borrowings, net. Under U.S. GAAP reporting format, all foreign exchange gains and losses are included in other income (expense), net.

Table 3

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Consolidated Statements of Cash Flows

Results below are in pounds sterling in thousands

	For the year ended
	December 31, 2009	December 31, 2008
	(unaudited)
Operating activities
Profit/(loss) for the period	£4,668	£(29,845)
Adjustments for:
Finance costs, net	18,378	58,360
Income tax charges	598	432
Depreciation of property, plant and equipment	35,256	35,466
Amortization of intangible assets	1,803	2,201
Amortization of prepaid connection costs	8,637	9,588
Share based payment expense	767	2,856
Gain on disposal of property, plant and equipment	(19)	(11)
Equity (income)/loss for associate	(32)	22
Change in provisions	(2,098)	(1,181)
Change in operating working capital	(9,111)	605
Change in other assets and liabilities	(8,294)	(4,562)

Cash generated from operations	50,553	73,931
Interest paid	(32,208)	(33,062)

Net cash provided by operating activities	£18,345	£40,869

Investing activities
Interest received	£1,230	£4,438
Proceeds from disposal of property, plant and equipment	58	12
Purchase of property, plant and equipment	(12,000)	(21,860)

Net cash used in investing activities	£(10,712)	£(17,410)

Financing activities
Loans provided by group companies	£9,908	£—
Repayment of senior secured notes	(7,382)	(1,158)
Repayment of employee taxes on share-based payments	(1,047)	—
Proceeds from sale/leaseback	4,455	—
Repayments of capital elements under finance leases	(11,649)	(10,108)
Proceeds from debt obligations	—	474
Repayment of capital element of other debt obligations	(687)	(521)

Net cash used in financing activities	£(6,402)	£(11,313)

Net increase in cash and cash equivalents	1,231	12,146
Cash and cash equivalents at beginning of period	36,100	23,954

Cash and cash equivalents at end of period	£37,331	£36,100

Non-cash investing activities:
Capital lease and debt obligations incurred	£2,542	£4,917

Table 4

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Summary of Consolidated Revenues

Results below are in pounds sterling in thousands

	Three months ended			Year ended
	December 31, 2009	September 30, 2009	December 31, 2008	December 31, 2009	December 31, 2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Enterprise, carrier data and indirect sales channels	£76,618	£73,379	£79,674	£301,924	£316,222
Carrier voice	1,383	1,337	1,848	6,440	6,110

Revenues from third party customers	78,001	74,716	81,522	308,364	322,332
Revenues from Global Crossing group companies	125	125	125	500	500

Consolidated revenues	£78,126	£74,841	£81,647	£308,864	£322,832

Table 5

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Reconciliation of OIBDA to Net (Loss) Income

Results below are in pounds sterling in thousands

Pursuant to the SEC's Regulation G, the following table provides a reconciliation of OIBDA, which is considered a non-GAAP financial measure, to net (loss) income under U.S. GAAP reporting format.

OIBDA is defined as operating income before depreciation and amortization, based upon our IFRS results in U.S. GAAP reporting format consolidated statements of operations. OIBDA differs from operating income, in that it excludes depreciation and amortization. Such excluded expenses primarily reflect the non-cash impacts of historical capital investments, as opposed to the cash impacts of capital expenditures made in recent periods. In addition, OIBDA does not give effect to cash used for debt service requirements and thus does not reflect available funds for reinvestment, distributions or other discretionary uses.

Management uses OIBDA as an important part of our internal reporting and planning processes and as a key measure to evaluate profitability and operating performance, make comparisons between periods, and to make resource allocation decisions. Management believes that the investment community uses similar performance measures to compare performance of competitors in our industry.

There are material limitations to using non-GAAP financial measures. Our calculation of OIBDA may differ from similarly titled measures used by other companies, and may not be comparable to those other measures. Additionally, OIBDA does not include certain significant items such as depreciation and amortization, interest income, interest expense, income taxes and other non-operating income or expense items. OIBDA should be considered in addition to, and not as a substitute for, other measures of financial performance reported in accordance with GAAP.

Management believes that OIBDA is useful to our investors as it is a relevant indicator of operating performance, especially in a capital-intensive industry such as telecommunications. OIBDA provides investors with an indication of the underlying performance of our everyday business operations. It excludes the effect of items associated with our capitalization and tax structures, such as interest income, interest expense and income taxes, and of other items not associated with our everyday operations.

	Three months ended			Year ended
	December 31, 2009	September 30, 2009	December 31, 2008	December 31, 2009	December 31, 2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
OIBDA	£15,860	£20,344	£16,243	£65,920	£75,951
Depreciation and amortization	(10,657)	(10,742)	(11,393)	(43,124)	(44,699)

Operating income	5,203	9,602	4,850	22,796	31,252
Interest expense, net	(7,512)	(7,047)	(7,201)	(29,387)	(29,986)
Other income (expense), net	896	(4,035)	(22,761)	11,857	(30,679)
Provision for income taxes	(149)	(89)	(142)	(598)	(432)

Net (loss) income	£(1,562)	£(1,569)	£(25,254)	£4,668	£(29,845)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Crossing (UK) Telecommunications Limited

By:	/S/ EDWARD T. HIGASE
Name:	Edward T. Higase
Title:	Managing Director

Date: April 8, 2010